

September 14, 2020

Emanuel Bettencourt
Chief Executive Officer
Zoompass Holdings, Inc.
2455 Cawthra Road, Unit 75
Mississauga, Ontario, Canada, L5A 3P1

> **Re: Zoompass Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed April 9, 2020**
> **Form 8-K/A dated August 10, 2020**
> **Filed August 10, 2020**
> **Form 10-Q for the period ended June 30, 2020**
> **Filed August 19, 2020**
> **File No. 000-55792**

Dear Mr. Bettencourt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K/A filed August 10, 2020

Exhibit 99.1 Blockgration Global Corp. audited financials for the fiscal year ended December 31, 2019 and 20183, page 3

1. We note that Blockgration made a significant acquisition of another company (Zuum Global Services) on January 2, 2020 and that the operations of Blockgration prior to the acquisition of Zuum appear to be minimal. Therefore, the financial statements of Blockgration filed pursuant to Rule 8-04 of Regulation S-X are substantially incomplete in the absence of historical financial statements of Zuum prior to the acquisition by Blockgration. Please provide audited financial statements of Zuum Global Services for the periods required pursuant to Rule 8-04 of Regulation S-X, since Zuum Global

Services is a significant acquiree of Blockgration.

<u>Form 10-Q for the period ended June 30, 2020</u>

<u>Financial Statements</u>
<u>Note 5 - Intangible Assets, Goodwill and Impairment, page F-15</u>

2.   We note that your recognized $13.4 million of impairment of goodwill in the three month period ended June 30, 2020. Please expand the disclosure to explain the reason for the timing and amount of the impairment, including a detailed explanation of the reason for such impairment during the same period as the consummation of the acquisition of Blockgration. Please also expand MD&A accordingly.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology